Exhibit 4.2

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered on June 26, 2021 (“Effective Date”) by and among:

1.	Baijiayun Limited, a company incorporated under the Laws (as defined below) of Cayman Islands (the “Company”);
2.	Baijia Cloud Limited, a company incorporated under the Laws of Hong Kong (as defined below) and wholly owned by the Company (the “HK Company”);
3.	Beijing Baijiashilian Technology Co., Ltd. , a limited liability company incorporated under the Laws of the PRC (the “Baijiashilian”);
4.	Gangjiang Li , a citizen of the PRC with the ID number 430124197506130012(the “Founder”);
5.	Jia Jia Ltd., a company incorporated under the laws of the British Virgin Islands and wholly owned by Gangjiang Li (the “Founder Holding Company”);
6.	Duo Duo International Limited, a company incorporated under the laws of the British Virgin Islands;
7.	Nuan Nuan Ltd. a company incorporated under the laws of the British Virgin Islands (together with “Duo Duo International Limited”, collectively the “Senior Management Holding Companies”);
8.

New Oriental Xingzhi Education and Cultural Industry Fund (Zhangjiagang) Partnership (L.P.) , a limited partnership incorporated under the laws of the PRC (the “New Oriental” or the “Series C Investor”).

Each of the parties listed above is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A.

As at the date hereof, the Company shall have an authorized capital of US$50,000 divided into 500,000,000 Shares of par value of US$0.0001 each. The Company holds 100% of the issued and outstanding shares in the HK Company, and the HK Company will establish a wholly owned subsidiary under the Laws of the PRC (the “WFOE”), which in turn will Control the Baijiashilian through Control Documents. The capitalization of the Company as of the date hereof is set out in Schedule I hereto.

B.

Pursuant to a bridge loan agreement entered into by New Oriental, the Company and certain other parties on June 26, 2021 (the “Loan Agreement”), New Oriental intends to provide certain bridge loan in the aggregate principal amount of RMB75,000,000 to Baijiashilian (the “Loan”) at the Closing, and subject to the Loan Agreement, the Loan shall be converted into certain number of Series C Preferred Shares.

C.	The Parties desire to enter into this Agreement and make their respective

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representations, warranties, covenants and agreements set forth herein on the terms and conditions set forth herein.

WITNESSETH

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound hereto hereby agree as follows:

1.Definitions.

1.1The following terms shall have the meanings ascribed to them below:

“Accounting Standards” means, with respect to the Company and the HK Company, the International Financial Reporting Standards, and with respect to the WFOE and the Domestic Companies, the PRC GAAP, applied on a consistent basis.

“Action” means any notice, charge, claim, action, complaint, petition, investigation, appeal, suit, litigation, grievance, inquiry or other proceeding, whether administrative, civil, regulatory or criminal, whether at law or in equity, or otherwise under any applicable Law, and whether before any mediator, arbitrator or Governmental Authority or not.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of the Investor, the term “Affiliate” also includes (v) any shareholder of the Investor, (w) any of such shareholder’s or Investor’s general partners or limited partners, (x) the fund manager managing or advising such shareholder or Investor (and general partners, limited partners and officers thereof) and other funds managed or advised by such fund manager, (y) trusts Controlled by or for the benefit of any such Person referred to in (v), (w) or (x), and (z) any fund or holding company formed for investment purposes that is promoted, sponsored, managed, advised or serviced by the Investor. For the avoidance of doubt, the Investor shall not be deemed to be an Affiliate of any Warrantor. In the case of a natural Person, the term “Affiliate” also includes, without limitation, such Person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law.

“Agreement” has the meaning ascribed to it in the preamble.

“Arbitration Notice” has the meaning ascribed to it in Section 10.6(i).

“Associate” means, as to any body corporate, any other body corporate, unincorporated entity or person directly or indirectly Controlling, directly or indirectly Controlled by or under direct or indirect common Control with, such body corporate or, as to an individual, his spouse, parents, siblings and issues, and the spouses of such siblings and issues (collectively his “Relatives”) and any company or trust which may be, directly or indirectly, Controlled by such individual (including any company or trust Controlled by any of his Relatives).

“Baijiashilian” has the meaning ascribed to it in the preamble.

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“Balance Sheet” has the meaning ascribed to it in Section 3.9.

“Board” or “Board of Directors” means the board of directors of the Company.

“Business” means the businesses of video SaaS/PaaS, video cloud and software, video AI and system solution conducted by the Group Companies.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by law to be closed in (i) the Cayman Islands, with respect to any action to be undertaken or notice to be given in the Cayman Islands, (ii) the British Virgin Islands, with respect to any action to be undertaken or notice to be given in the British Virgin Islands or (iii) the United States, the PRC or Hong Kong, with respect to any action to be undertaken or notice to be given in such jurisdiction.

“Control Documents” means collectively, exclusive call option agreement(s), proxy agreement(s), equity pledge agreement(s), an exclusive technical service agreement and any other documents (as applicable) entered into by the relevant Group Companies and the shareholders of Baijiashilian;

“Closing” has the meaning ascribed to it in Section 2.4 (i).

“Closing Longstop Date” means earlier of the date which is the 180th day after the Closing of this Agreement or the closing date of a SPAC Transaction.

“Charter Documents” means, with respect to a particular legal entity, the articles of incorporation, certificate of incorporation, formation or registration (including, if applicable, certificates of change of name), memorandum of association, articles of association, bylaws, articles of organization, certificate of formation, limited liability company agreement, trust deed, trust instrument, operating agreement, joint venture agreement, business license, or similar or other constitutive, governing, or charter documents, or equivalent documents, of such entity.

“Company” has the meaning ascribed to it in the preamble.

“Company IP” has the meaning ascribed to it in Section 3.17.

“Compliance Laws” has the meaning ascribed to it in Section 3.14.

“Confidential Information” has the meaning ascribed to it in Section 7.1.

“Consent” means any consent, approval, authorization, release, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority.

“Contract” means, a contract, agreement, understanding, indenture, note, bond, loan, instrument, lease, mortgage, franchise, license, commitment, purchase order, purchasing arrangement and other legally binding arrangement, whether written or oral.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or

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indirectly, whether through the ownership of voting securities, by Contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Disclosing Party” has the meaning ascribed to it in Section 7.3.

“Dispute” has the meaning ascribed to it in Section 10.6 (i).

“Domestic Company” means each of enterprises established under the Laws of the PRC and engaged in the Business, including Baijiashilian and its Subsidiaries, and collectively as “Domestic Companies”.

“Effective Date” has the meaning ascribed to it in the preamble.

“ESOP” means any stock option plan or equity incentive plan adopted by any Group Company from time to time in relation to the grant or issue of shares, stock options or any other securities to its employees, officers, directors, consultants and/or other eligible Persons. The Company shall reserve additional 9,486,042 Ordinary Shares for the ESOP immediately prior to the Closing, which represents 10% of the outstanding shares of the Company on a fully diluted and as converted basis, assuming full conversion of the Preference Shares and full exercise of all outstanding options and other outstanding convertible and exercisable Securities (including without limitation the Warrants), immediately after Closing. The grant of options or any other Equity Securities under the ESOP, the grant conditions and exercise price shall be approved by the Board of Directors.

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any Contract providing for the acquisition of any of the foregoing.

“Financial Statements” has the meaning ascribed to it in Section 3.9.

“Founder” has the meaning ascribed to it in the preamble.

“Founder Holding Company” has the meaning ascribed to it in the preamble.

“Governmental Authority” means any government of any nation or any federation, province or state or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

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“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Group Company” means each of the Company, its Subsidiaries (including without limitation, the HK Company, the Domestic Companies and the WFOE), and “Group” or “Group Companies” refers to all of Group Companies collectively.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“HK Company” has the meaning ascribed to it in the preamble.

“HKIAC” has the meaning ascribed to it in Section 10.6 (ii).

“HKIAC Rules” has the meaning ascribed to it in Section 10.6 (ii).

“Indemnifiable Loss” means, with respect to any Person, any action, claim, cost, damage, deficiency, diminution in value, disbursement, expense, liability, loss, obligation, penalty or settlement of any kind or nature imposed on or otherwise incurred or suffered by such Person, including without limitation, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement and Taxes payable by such Person by reason of the indemnification.

“Intellectual Property” means any and all (i) patents, patent rights and applications therefore and reissues, reexaminations, continuations, continuations-in-part, divisions, and patent term extensions thereof, (ii) inventions (whether patentable or not), discoveries, improvements, concepts, innovations and industrial models, (iii) registered and unregistered copyrights, copyright registrations and applications, mask works and registrations and applications therefore, author’s rights and works of authorship (including artwork, software, computer programs, source code, object code and executable code, firmware, development tools, files, records and data, and related documentation), (iv) URLs, web sites, web pages and any part thereof, (v) technical information, know-how, trade secrets, drawings, designs, design protocols, specifications, proprietary data, customer lists, databases, proprietary processes, technology, formulae, and algorithms, (vi) trade names, trade dress, trademarks, domain names, service marks, logos, business names, and registrations and applications therefore, and (vii) the goodwill symbolized or represented by the foregoing.

“Indemnitee(s)” means each of the Series C Investor and its Affiliates, officers, directors, employees, agents, successors and assigns.

“Indemnifiable Loss” means with respect to any Person, any action, claim, cost, damage, deficiency, diminution in value, disbursement, expense, liability, loss, obligation, penalty or settlement of any kind or nature imposed on or otherwise incurred or suffered by such Person, including without limitation, reasonable legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement and Taxes payable by such Person by reason of the indemnification.

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“Knowledge” means, with respect to the Warrantors, the actual knowledge of any of the Warrantors, and that knowledge which should have been acquired by each Warrantor after making such due inquiry and exercising such due diligence as a prudent business person would have made or exercised in the management of his business affairs, including but not limited to due inquiry of all officers, directors, employees, consultants and professional advisers (including attorneys, accountants and auditors) of the Group and of its Affiliates who could reasonably be expected to have knowledge of the matters in question.

“Law” or “Laws” means any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended, and any and all applicable Governmental Orders.

“Liabilities” means, with respect to any Person, all liabilities, obligations and commitments of such Person of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due.

“Lien” means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract, understanding, law, equity or otherwise.

“Leases” has the meaning ascribed to it in Section 3.15.

“Leased Properties” has the meaning ascribed to it in Section 3.15.

“Loan” has the meaning ascribed to it in the Recitals.

“Loan Agreement” has the meaning ascribed to it in the Recitals.

“Material Contracts” has the meaning ascribed to it in Section 3.13.

“Material Adverse Effect” means any change, event or effect that (i) is or would be materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of the Group Companies, taken as a whole; or (ii) is or would materially impair the validity or enforceability of this Agreement against any Warrantor; or (iii) is or would materially and adversely affect any Warrantor’s ability to perform its obligations under this Agreement, any other Transaction Documents or in connection with the transactions contemplated hereunder or thereunder.

“Memorandum and Articles” means the Second Amended and Restated Memorandum of Association of the Company and the Second Amended and Restated Articles of Association of the Company, to be adopted in accordance with applicable Law prior to the Closing, which shall be in the form satisfactory to the Series C Investor and attached hereto as Exhibit A.

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“ODI Approvals” means all of the consents, approvals, authorizations or registrations, qualifications, or filings with any governmental authority in the PRC required in connection with the investment of the Series C Investor into the Company, including without limitation the approvals from, and filings and registrations with competent branches of the national development and reform commission, the ministry of commerce, the state administration of foreign exchange, as well as other competent PRC governmental authorities with jurisdiction of the outbound direct investment by PRC entities.

“Ordinary Shares” means the Company’s ordinary shares, par value US$0.0001 per share.

“Party/Parties” has the meaning ascribed to it in the preamble.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement and the other Transaction Documents, excluding Hong Kong, the Macau Special Administrative Region and the islands of Taiwan.

“PRC GAAP” means generally accepted accounting principles in PRC, as in effect from time to time.

“Preferred Shares” means the Preferred Shares of the Company, par value US$0.0001 per share, with the rights and privileges as set forth in the Memorandum and Articles and Shareholders Agreement, including the Series A Preferred Shares, the Series A+ Preferred Shares, the Series B Preferred Shares, the Series B+ Preferred Shares, the Series C Preferred Shares and the Warrant Shares.

“Prior Shareholders Agreements” means the agreements entered into or other covenants agreed by and among the shareholders of Baijiashilian prior to the Closing Date in connection with the subjects as set forth hereunder, including without limitation the Series B+ Shareholders Agreement of Baijiashilian entered by and among Baijiashilian and certain other parties thereto in September 2020.

“Purchased Shares” has the meaning ascribed to it in Section 2.2.

“Qualified IPO” means an underwritten public offering pursuant to a prospectus issued in connection with the initial public offering of the Shares and the listing of the Shares or backdoor listing (including through a SPAC Transaction) on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange, NASDAQ or any other internationally recognised stock exchange, by which all the Shares held by the Series C Investor or the equity securities that all such Shares held by the Series C Investor shall be exchanged into on a pro rata basis in the SPAC Transaction shall be listed upon the closing of the Qualified IPO.

“Related Party” means any Affiliate, officer, director, supervisory board member, employee, or holder of any Equity Security of any Group Company, and any

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Affiliate or Associate of any of the foregoing.

“Representatives” has the meaning ascribed to it in Section 3.14.

“Required Consents” has the meaning ascribed to it in Section 3.7.

“RMB” means Renminbi, the lawful currency of the PRC;

“Statement Date” has the meaning ascribed to it in Section 3.9.

“Suppliers” has the meaning ascribed to it in Section 3.19.

“SAFE” shall mean PRC State Administration of Foreign Exchange.

“SAFE Circulars” shall mean the SAFE Circular on Issues Relating to the Administration of Foreign Exchange of Domestic Resident’s Offshore Investing and Financing and Round-Tripping Investment through Special Purpose Vehicles issued by SAFE with effect from July 4, 2014 and any applicable Laws of the PRC in force from time to time which operate to restate, amend or repeal the aforesaid SAFE Circulars or any part thereof.

“Senior Management Holding Companies” has the meaning ascribed to it in the preamble.

“Series A Preferred Shares” means the series A Preferred Shares of the Company, par value US$0.0001 per share, with the rights and privileges as set forth in the Memorandum and Articles and Shareholders Agreement.

“Series A+ Preferred Shares” means the series A+ Preferred Shares of the Company, par value US$0.0001 per share, with the rights and privileges as set forth in the Memorandum and Articles and Shareholders Agreement.

“Series B Preferred Shares” means the series B Preferred Shares of the Company, par value US$0.0001 per share, with the rights and privileges as set forth in the Memorandum and Articles and Shareholders Agreement.

“Series B+ Preferred Shares” means the series B+ Preferred Shares of the Company, par value US$0.0001 per share, with the rights and privileges as set forth in the Memorandum and Articles and Shareholders Agreement.

“Series C Preferred Shares” means the series C Preferred Shares of the Company, par value US$0.0001 per share, with the rights and privileges as set forth in the Memorandum and Articles and Shareholders Agreement.

“Series C Warrant” means the warrant agreement entered into by and between the Company and the Series C Investor on or prior to the Closing, which shall be in the form attached hereto as Exhibit D, under which the Series C Investor is entitled to purchase the Purchased Shares from the Company. For the avoidance of doubt, the Series C Investor shall be entitled to exercise the Series C Warrant only after it has obtained the ODI Approvals if the ODI Approvals are necessary for the Series C Investor to hold the Series C Shares pursuant to the applicable Laws.

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“Shareholders Agreement” means the Shareholders Agreement to be entered by and among the parties named therein on or prior to the Closing, which shall be in the form satisfactory to the Series C Investor and attached hereto as Exhibit B.

“SPAC Transaction” means a transaction or series of transactions which the Board designates as a SPAC Transaction, being a transaction or series of transactions which constitute the acquisition of the Company by, or merger of the Company with, a special purpose acquisition company or a new holding company that will be combining with the Company and a special purpose acquisition company and which results in the Company, or the Company which acquires or merges with the Company, being listed on an internationally recognized stock exchange or such other transaction as approved by the Board to be of similar effect.

“Subsidiary” means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person. For avoidance of doubt, a branch of any Group Company shall be deemed a Subsidiary of such Group Company.

“Subscription Price” means RMB75,000,000 or its US$ equivalent for a total of 2,419,909 Series C Preferred Shares or RMB30.99 or its US$ equivalent for each Series C Preferred Share.

“Tax” means (i) all national, provincial, municipal, local or foreign taxes, charges, fees, imposts, levies, or other assessments, including, without limitation, all net income, gross receipts, value added, consumption, customs duties, import value added, land value added, deed, real estate, surtaxes, ad valorem, capital, sales, use, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social insurance (including pension, medical, unemployment, and housing), excise, severance, stamp, occupation, property, and estimated taxes, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing authority in connection with any item described in clause (i) and (iii) any transferee liability in respect of any items described in clauses (i) and/or (ii).

“Tax Return” means any return, report or statement showing Taxes, used to pay Taxes, or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated or provisional Tax.

“Transaction Documents” means this Agreement, Shareholders Agreement, the Memorandum and Articles, Loan Agreement, Series C Warrant and each of the other agreements and documents otherwise required in connection with implementing the transactions contemplated by any of the foregoing.

“Transaction Expenses” has the meaning ascribed to it in Section 10.9. “VIE” means variable interest entity;

“Warrant(s)” means the warrant agreements respectively entered into by and between the Company and relevant parties on [*] 2021, under which the relevant parties

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are entitled to purchase certain Preferred Shares (as adjusted to share dividend, split, combination, recapitalization and other similar transactions) from the Company.

“Warrantor” means each of the Group Companies and the Founder, and the Founder Holding Company, and the Senior Management Holding Companies, collectively, the “Warrantors”.

“Warrant Shares” means the Preferred Shares that each holder of the Warrants shall be entitled to purchase thereunder.

“WFOE” has the meaning ascribed to it in the recitals.

“Zhiyun Lingfei Team” means Pengfei Zhang (ID number: 142222198708021818), Wenbo Liu (ID number: 610403198405200512) and Yongkang Zhao (ID number: 2224031199210035637).

“Zhiyun Lingfei Acquisition Agreement” means the Share Transfer and Investment Cooperation Agreement entered into by and among Zhiyun Lingfeng Team, Baijiashilian and Zhiyun Lingfei (Beijing) Technology Co., Ltd. on June 1, 2018.

1.2The recitals, the Schedules and the Exhibits form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Recitals, the Schedules and the Exhibits.

2.Transactions.

2.1Authorization.

As of the Closing (as defined below), (i) the Company shall adopt and cause to be effective the Memorandum and Articles as its memorandum of association and articles of association, and (ii) the Company shall have authorized the issuance, pursuant to the terms and conditions of this Agreement, of the Series C Warrant to the Series C Investor, having the rights, preferences, privileges and restrictions as set forth in the Memorandum and Articles and other relevant Transaction Documents of the Company and free and clear of all Liens.

2.2Agreement to Purchase and Sell.

Upon the exercise of the Series C Warrant, the Company shall issue and sell to the Series C Investor, and the Series C Investor shall purchase and pay for certain number of Series C Preferred Shares of the Company (the “Purchased Shares”) as set forth opposite the Series C Investor’s name in Schedule III in accordance with this Agreement.

2.3Certain Transactions

On the terms and subject to the conditions set forth in this Agreement and the Transaction Documents, as applicable, upon exercise of the Series C Warrant:

(i)the Company shall allot and sell to the Series C Investor, and the Series C Investor shall purchase from the Company, the Purchased Shares as set forth opposite the Series C Investor’s name in Schedule III free and clear of all encumbrances and having the rights,

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privileges and restrictions set forth in the Shareholders Agreement and the Memorandum and Articles;

(ii)the Series C Investor shall pay the consideration as set out against its name in Schedule III for the Purchased Shares (the “Subscription Price”) to the Company by wire transfer of immediately available fund within ten (10) Business Days following the receipt of the Loan repaid by Baijaishilian to the account designated by the Company in writing at least three (3) Business Days prior to the exercise.

2.4Closing.

(i)Closing. The consummation of the sale and purchase of the Series C Warrant (the “Closing”) shall take place remotely via the exchange of documents and signatures as soon as practicable, but in no event later than ten (10) Business Days after all closing conditions specified in Section 5 and Section 6 hereof have been waived by the Series C Investor or satisfied (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing), or at such other time and place as the Company and the Series C Investor shall mutually agree in writing.

(ii)Deliveries by the Warrantors at the Closing. At the Closing, the Company shall, and the other Warrantors shall cause the Company to, deliver to the Series C Investor each Transaction Document to which it is a named party; and any other items, the delivery of which by the Warrantors is made an express condition to the Series C Investor’ obligations at the Closing pursuant to Section 5 and other Transaction Documents.

(iii)Deliveries by the Warrantors upon exercise of the Series C Warrants. Upon exercise of the Series C Warrant, the Company shall, and the other Warrantors shall cause the Company to, deliver to the Series C Investor (a) the updated register of members of the Company, certified as true and accurate by the registered agent of the Company, reflecting the sale and purchase of the Purchased Shares of the Series C Investor, and (b) a duly executed share certificate issued by the Company representing the Purchased Shares being issued to the Series C Investor.

2.5Capitalization Table Immediately After Closing. Schedule II hereof sets forth a complete list of all outstanding shareholders of the Company immediately after the Closing, indicating the type and number of shares held by each such shareholder (assuming the exercise of the Warrants and on a fully-diluted basis).

3.Representations and Warranties of the Warrantors.

Each of the Warrantors jointly and severally represents and warrants to the Series C Investor that the statements as set forth in this Section 3 are all true, accurate, complete and not misleading as of the date of this Agreement and the Closing.

3.1Organization, Good Standing and Qualification.

Each Group Company is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the Laws of the place of its incorporation or establishment and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and to perform each of its obligations under the Transaction Documents to which it is a party. Each

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Group Company is qualified to do business and is in good standing (or equivalent status in the relevant jurisdiction) in each jurisdiction. Each Group Company that is a PRC entity has a valid business license issued by the State Administration of Market and Regulation(“SAMR”) or its local branch or other relevant Governmental Authorities, and has, since its establishment, carried on its business in compliance with the business scope set forth in its business license.

3.2Capitalization. The Capitalization Table of the Company attached hereto as Schedule I is true, correct and complete. Except for the conversion privileges of the Preferred Shares, the Warrant Shares and the ESOP as provided in this Agreement and the Transaction Documents, there are no options, warrants, conversion privileges or other rights, or agreements with respect to the issuance thereof, presently outstanding to purchase or be issued or allotted with any of the shares of the Company or any other Group Company. The registered capital of the Domestic Companies has been validly issued, subscribed, transferred and registered in accordance with the applicable PRC Laws and its Charter Documents, and any fees and taxes in relation to such capital increase and/or share transfer have been duly paid. There is no dispute, controversy or claim between the transferor and the transferee in connection with any share transfer of the Group Companies.

Except the rights provided in the Shareholders Agreement and the Memorandum and Articles, no Equity Securities (including the Purchased Shares) of the Company’s outstanding share capital, or shares issuable upon exercise or exchange of any outstanding options or other shares issuable by the Company, are subject to any preemptive rights, rights of first refusal or other rights to purchase such shares (whether in favor of the Company or any other person).

3.3Corporate Structure; Subsidiaries.

(i)Except in respect of any interest held in any Group Company, none of the Company and other Group Companies has any Subsidiaries or owns or controls, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association or other entity.

(ii)The Company is a holding company and up until the date of the Closing has had no business activities or assets (including Intellectual Property) other than the ownership of one hundred percent (100%) of the equity interests in the HK Company. The HK Company is a holding company and up until the date of the Closing has had no business activities or assets (including Intellectual Property). Other than the HK Company, and the Domestic Companies, the Company does not, directly or indirectly, own any shares or equity interests in any other Person as of the Closing. On the date hereof and as of the date of the Closing, the Company has no liabilities or obligations, has no employees and is not a party to any agreement, contract or commitment, other than those relating solely to the transactions contemplated by the Transaction Documents.

3.4Authorization. Each party to a Transaction Document (other than the Series C Investor) has all requisite power and authority to execute and deliver such Transaction Document and to carry out and perform its obligations thereunder. All action on the part of such party (and, as applicable, its officers, directors and shareholders) necessary for the authorization, execution and delivery of such Transaction Document and the performance of all obligations of such party thereunder has been taken. This Agreement has been duly executed and delivered by each party thereto (other than the Series C Investor) and constitutes, and each Transaction Document when executed and delivered by each party thereto (other than the Series C Investor) will constitute, valid and legally binding obligations of such party,

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enforceable against such party in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.5Valid Issuance of the Purchased Shares. The Purchased Shares, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable. The Conversion Shares have been reserved for issuance and, upon issuance in accordance with the terms of the Memorandum and Articles, will be duly and validly issued, fully paid and non-assessable, free from any Liens. The issuance of the Purchased Shares and the Conversion Shares is not subject to any preemptive rights, rights of first refusal or similar rights. All outstanding share capital of the Company has been duly and validly issued, fully paid and non-assessable, and all outstanding shares, options and other Equity Securities of the Company will have been issued in full compliance with the requirements of all applicable securities laws and regulations.

3.6Consents; No Conflicts. The execution, delivery and performance of each Transaction Document by each party thereto (other than the Series C Investor) do not, and the consummation by such party of the transactions contemplated thereby will not,(a) result in a violation of the Charter Documents of any applicable Warrantor, (b) conflict with or result in a breach or violation in any Law applicable to any Warrantor, or (c) conflict with or result in a breach or violation in, or constitute a default under, any Contract to which any Warrantor is a party or by which any Warrantor is bound. No Warrantor, if applicable, is in violation or breach of any of its Charter Documents. Each Person (including without limitation the Founder) who is required to comply with the SAFE Circulars has obtained registration with respect to his/her direct and indirect holding of equity interest in the Company, the Company and the HK Company with SAFE in accordance with the SAFE Circulars and other applicable Laws of the PRC.

3.7Compliance with Laws; Consents. Each of the Group Companies is, and has been, in compliance with all applicable Laws in all material respects. All Consents from the relevant Governmental Authority or other Person required in respect of the due and proper establishment and operations of each of the Group Companies as now conducted (collectively, the “Required Consents”), have been duly obtained or completed in accordance with all applicable Laws, except for those the lack of which would not constitute an obstacle or hinderance to the Qualified IPO of the Company. No Required Consent contains any materially burdensome restrictions or conditions, and each Required Consent is in full force and effect and will remain in full force and effect upon the consummation of the transactions contemplated hereby. None of the Group Companies is in default in any material aspect under any Required Consent. No Group Company has received any letter or other communication from any Governmental Authority threatening or providing notice of revocation of any Required Consent issued to any Group Company or the need for compliance or remedial actions in respect of the activities carried out directly or indirectly by any Group Company. To the Knowledge of the Warrantors, no Group Company is under investigation with respect to a violation of any Law.

3.8Tax Matters.

(i)Each Group Company has timely filed (or caused to be filed) all tax returns (“Tax Returns”) in accordance with laws required to filed by it. All taxes required to be paid (whether or not shown on any Tax Returns) in respect of the periods covered by such Tax

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Returns have been paid. It has not requested on been granted any extension of time to file any Tax Return.

(ii)No Group Company has been the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes that has not been resolved or is currently the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes. There is no pending dispute with any Tax authority relating to any of the Tax Returns filed by any Group Company.

(iii)No deficiencies or adjustments for any of such Group Company’s tax has been claimed, proposed or assessed or threatened in writing and not paid. There is currently no claim outstanding by an authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. It is not subject to any pending or threatened tax audit or examination. It has not entered into any agreements, waivers or other arrangements in respect of the statute of limitations in respect of its taxes or Tax Returns.

3.9Financial Statements. Prior to the Closing, the Group Companies have delivered to the Series C Investor the unaudited balance sheet (the “Balance Sheet”) and the statements of operations and cash flows for the Domestic Companies as of and for the one-month period ending January 31, 2021 (the “Statement Date”) (collectively, the financial statements referred to above, the “Financial Statements”). The Financial Statements (a) have been prepared in accordance with the books and records of the Domestic Companies, (b) fairly present in all material respects the financial condition and position of the Domestic Companies as of the dates indicated therein and the results of operations and cash flows of the Domestic Companies for the periods indicated therein, except in the case of unaudited Financial Statements for the omission of notes thereto and normal year-end audit adjustments that are not expected to be material. All of the accounts receivables owing to any of the Group Companies as of the date of the Closing, including without limitation all accounts receivable set forth on the Financial Statements constitute valid and enforceable claims and are current and collectible in the ordinary course of business, net of any reserves shown on the Financial Statements (which reserves are adequate and were calculated on a basis consistent with the Accounting Standards), and no further goods or services are required to be provided in order to complete the sales and to entitle such Group Company to collect in full in respect of any such receivables.

3.10Liabilities. No Group Company has any liabilities except for (i) liabilities set forth in the Financial Statements that have not been satisfied since the Statement Date, and (ii) current Liabilities incurred since the Statement Date in the ordinary course of the Group’s business consistent with its past practices. None of the Group Companies has any indebtedness for borrowed money that it has directly or indirectly created, incurred, assumed, or guaranteed, or with respect to which the Group Company has otherwise become directly or indirectly liable. None of the Group Companies is a guarantor or indemnitor of any Liabilities of any other Person.

3.11Changes. Since the Statement Date, to the Knowledge of the Warrantors, each Group Company (i) has operated its business in the ordinary course consistent with its past practice, (ii) used its reasonable efforts to preserve its business, (iii) collected receivables and paid payables and similar obligations in the ordinary course of business consistent with past practice, and (iv) has not engaged in any new line of business, or entered into any agreement, transaction or activity or made any commitment except those in the ordinary course of business

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consistent with past practice. Since the Statement Date, there has not been any Material Adverse Effect or any material change in the way each Group Company conducts its business, and there has not been by or with respect to any Group Company:

(i)

any purchase, acquisition, sale, lease, disposal of or other transfer of any assets that are individually or in the aggregate material to its business, whether tangible or intangible, other than the purchase or sale of inventory in the ordinary course of business consistent with its past practice;

(ii)

any acquisition (by merger, consolidation or other combination, or acquisition of stock or assets, or otherwise) of any business or other Person or division thereof, or any sale or disposition of any business or division thereof;

(iii)	any waiver, termination, cancellation, settlement or compromise of a valuable right, debt or claim;
(iv)

any incurrence, creation, assumption, repayment, satisfaction, or discharge of (1) any material Lien or (2) any Indebtedness or guarantee, or the making of any loan or advance (other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business consistent with its past practice), or the making of any investment or capital contribution;

(v)	any amendment to or termination of any Material Contract, or any amendment to any Charter Document;
(vi)

any declaration, setting aside or payment or other distribution in respect of any Equity Securities of any Group Company, or any issuance, transfer, redemption, purchase or acquisition of any Equity Securities by any Group Company;

(vii)	any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting the assets, properties, financial condition, operation or business of any Group Company;
(viii)	any material change in accounting methods or practices or any revaluation of any of its assets;
(ix)

except in the ordinary course of business consistent with its past practice, entry into any closing agreement in respect of Taxes, settlement of any claim or assessment in respect of any Taxes, or Consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes, entry or change of any material Tax election, change of any method of accounting resulting in an amount of additional Tax or filing of any amended Tax Return;

(x)	any commencement or settlement of any Action;
(xi)	any authorization, sale, issuance, transfer, pledge or other disposition of any Equity Securities of any Group Company;

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(xii)	any resignation or termination of any key employee of any Group Company or any material group of employees of any Group Company;
(xiii)	any transaction with any Related Party; or
(xiv)	any agreement or commitment to do any of the things described in this Section 3.11.

3.12Actions. There is no Action pending or, to the Knowledge of the Warrantors, threatened against or affecting any of the Group Companies or any of its officers, directors or employees with respect to its businesses or proposed business activities, or, to the best Knowledge of the Warrantors, any key employee or director of any Group Company in connection with such Person’s respective relationship with such Group Company which would have a Material Adverse Effect. There is no judgment or award unsatisfied against any Group Company, nor is there any Governmental Order in effect and binding on any of the Group Companies or their respective assets or properties. There is no Action pending by any Group Company against any third party nor does any Group Company intend to commence any such Action.

3.13Material Contracts. All agreements, contracts, leases, licenses, instruments, commitments (oral or written), indebtedness, liabilities and other obligations to which any Group Company is a party or by which it is bound that are (i) material and related to the conduct and operations of its Business and properties; (ii) material and involve any of the officers, consultants, directors, employees or shareholders of any Group Company; or (iii) obligate any Group Company to share, license or develop any product or technology; or (iv) involving the establishment, contribution to, or operation of a partnership, joint venture or involving a sharing of profits or losses, or any investment in, loan to or acquisition or sale of the securities, equity interests or assets of any Person (the “Material Contracts”) have been made available for inspection by the Series C Investor and their counsels. For purposes of this Clause 3.13, “Material” shall mean any agreement, contract, indebtedness, liability, arrangement or other obligation either: (i) having an aggregate value, cost or amount in excess of RMB1,000,000 within a 12-month period or (ii) not terminable upon ninety (90) days’ notice without incurring any penalty or obligation.

Each Material Contract is a valid and binding agreement of the Group Company that is a party thereto, the performance of which does not and will not violate any applicable Law or Governmental Order, and is in full force and effect and enforceable against the parties thereto, except (a) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as may be limited by laws relating to the availability of specific performance, injunctive relief or other remedies in the nature of equitable remedies. Each Group Company has duly performed all of its obligations under each Material Contract to the extent that such obligations to perform have accrued, and no breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by such Group Company or, to the Knowledge of the Warrantors, any other party or obligor with respect thereto, has occurred, or as a result of the execution, delivery, and performance of the Transaction Documents will occur. No Group Company has given notice (whether or not written) that it intends to terminate a Material Contract or that any other party thereto has breached, violated or defaulted under any Material Contract. No Group Company has received any notice (whether written or not) that it has breached, violated or defaulted under any Material Contract or that any other party thereto intends to terminate such Material Contract.

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3.14Ethical Business Practices. To the knowledge of the Warrantors, Each of the Group Companies and its respective directors, officers, managers, employees, independent contractors, agents and other persons acting on its behalf (collectively, “Representatives”) are and have been in compliance with all applicable Laws relating to anti-bribery, anti-corruption, anti-money laundering, record keeping and internal control laws (collectively, the “Compliance Laws”).

3.15Assets and Properties. The assets included in the Financial Statements or acquired by the relevant Group Company since the Statement Date and all other assets used or employed by the relevant Group Company are the absolute property of the relevant Group Company free from any Lien, and all such assets are in the possession or under the control of the relevant Group Company. All machinery, vehicles, equipment and other tangible personal property owned or leased by a Group Company are in good condition and repair in all material respects (reasonable wear and tear excepted). The foregoing assets plus the intangible property owned by the Group Companies collectively represent in all material respects all assets (including all rights and properties) necessary for the conduct of the Business of each Group Company in the manner as presently conducted.

No Group Company owns or has legal or equitable title or other right or interest in any real property other than as held pursuant to Leases. Each Group Company has the legal right to occupy each real property rented to such Group Company (the “Leased Properties”) upon the terms and conditions of the tenancy agreements. Each of the Leased Properties are being used for lawful purposes, which is permitted by the relevant Lease agreement and the actual occupation has not violated any relevant land, construction or user regulations applicable to the Leased Properties. To the Knowledge of the Warrantors, the lessor under each Lease is qualified and has obtained all Consents necessary to enter into such Lease in material respects, including without limitation any Consent required from the owner of the property demised pursuant to the Lease if the lessor is not such owner. There is no material claim asserted or, to the Knowledge of the Warrantors, threatened by any Person regarding the lessor’s ownership of the property demised pursuant to each Lease.

3.16Related Party Transactions. Except for Related Party Transactions in consistence with the practice of ordinary course of business, no Related Party has any Contract (other than the employment agreement, the confidentiality and invention assignment agreement and the non-competition agreement, each in substantially the same form), understanding, or proposed transaction with, or is indebted to, any Group Company or has any direct or indirect ownership interest in any Group Company, nor is any Group Company indebted (or committed to make loans or extend or guarantee credit) to any Related Party (other than for accrued salaries, reimbursable expenses or other standard employee benefits) (the “Related Party Transactions”). The Related Party Transactions (if any) are entered into in the ordinary course of business of the relevant Group Company on terms that are no less favorable than arm’s length terms. No Related Party has any direct or indirect interest in any Person with which a Group Company is affiliated or with which a Group Company has a material business relationship (including any Person which purchases from or sells, licenses or furnishes to a Group Company any goods, intellectual or other property rights or services), or any Person that directly or indirectly competes with any Group Company, or any Contract to which a Group Company is a party or by which it may be bound or affected.

3.17Intellectual Property Rights. Each Group Company owns or otherwise has the sufficient rights (including but not limited to the rights of development, maintenance, licensing and sale) to all Intellectual Property necessary and sufficient to conduct its Business as

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currently conducted by such Group Company (the “Company IP”) without any conflict with or infringement of the rights of any other Person. All Intellectual Property registered in the name of the Group Company is valid and subsisting and has not been abandoned, and all necessary registration, maintenance and renewal fees with respect thereto and currently due have been satisfied. Each Group Company has taken reasonable and appropriate steps to protect, maintain and safeguard material Company IP and made all applicable filings, registrations and payments of fees in connection with the foregoing.

No Company IP is the subject of any Lien, license or other Contract granting rights therein to any other Person. No Company IP is subject to any proceeding or outstanding Governmental Order or settlement agreement or stipulation that (a) restricts in any manner the use, transfer or licensing thereof, or the making, using, sale, or offering for sale of any Group Company’s products or services, by any Group Company, or (b) may affect the validity, use or enforceability of such Company Owned IP. No Group Company has (a) transferred or assigned any material Company IP; (b) authorized the joint ownership of, any material Company IP; or (c) permitted the rights of any Group Company in any material Company IP to lapse or enter the public domain. No Group Company has violated, infringed or misappropriated any Intellectual Property of any other Person, nor has any Group Company received any written notice alleging any of the foregoing. To the Knowledge of the Warrantors, no Person has violated, infringed or misappropriated any Company IP of any Group Company, and no Group Company has given any written notice to any other Person alleging any of the foregoing. No Person has challenged the ownership or use of the Company IP by a Group Company. No Group Company has agreed to indemnify any Person for any infringement, violation or misappropriation of any Intellectual Property by such Person.

3.18Employment Matters. Each Group Company has complied with all applicable labor or employment laws in all the material aspects, including but not limited to payroll, withholding and related obligations, benefits and social security (including without limitation social insurance and housing accumulation funds), and does not have any obligation in respect of any amount due to employees of each Group Company or governmental authorities, other than normal salary, other fringe benefits and contributions accrued but not payable on the date hereof. There is not pending or to the Knowledge of the Warrantors threatened, and there has not been since the incorporation of each Group Company, any material Action relating to the violation or alleged violation of any applicable Laws by such Group Company related to labor or employment, including any charge or complaint filed by an employee with any Governmental Authority or any Group Company.

Each key employees of the Group Company is currently devoting most of his or her business time to the conduct of the business of the applicable Group Company. No such individual is currently working or, to the Knowledge of the Warrantors plans to work for any other Person that competes with any Group Company, whether or not such individual is or will be compensated by such Person.

3.19Suppliers. To the Knowledge of the Warrantors, each of the major suppliers (collectively, the “Suppliers”) can in all material respects provide sufficient and timely supplies of goods and services in order to meet the requirements of the Business consistent with prior practice. No Group Company has experienced or been notified of any material shortage in goods or services provided by its suppliers and has no reason to believe that any Supplier would not continue to provide to, or purchase from, respectively, or that it would otherwise materially alter its business relationship with, the Group at any time after the Closing on terms

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substantially similar to those in effect on the date hereof. There is not currently any dispute pending between any Group Company and any Supplier.

3.20Non-competition Obligation; No Dispute. There is no such non-competition or confidentiality obligation of the Founder to their prior employers or any other entities (i) that might directly or indirectly impair, restrict or impose conditions on any Group Company’s or any Founder’s right to carry on the Business and to enter into this Agreement and any Transaction Documents and consummate the transactions contemplated hereunder and thereunder, or (ii) having caused or might cause to any infringement of intellectual properties or any dispute, confiscation, claim, demand or similar legal proceedings.

3.21Securities Laws Matters. The offer and sale of the Purchased Shares are exempted from the registration or qualification requirements of all applicable securities laws and regulations, and the issuance of Ordinary Shares upon conversion of the Purchased Shares in accordance with the Company’s Memorandum and Articles, as may be amended from time to time, will be exempted from such registration or qualification requirements.

3.22Data Privacy. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively “Personal Information”), each Group Company are and have been, to the Warrantors’ knowledge, in compliance in all material respects with all applicable Laws in all relevant jurisdictions, the Group Companies’ privacy policies and the requirements of any contract or codes of conduct to which any Group Company is a party. The Group Companies have commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. The Group Companies are and have been, to the Warrantors’ knowledge, in compliance in all material respects with all Laws relating to data loss, theft and breach of security notification obligations.

3.23Full Disclosure. The Warrantors have provided the Series C Investor with all the information that the Series C Investor have requested for deciding whether to consummate the transactions contemplated under this Agreement. None of the Transaction Documents or any other statements or certificates or other materials made or delivered, or to be made or delivered, to the Series C Investor in connection herewith or therewith, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading. No representation or warranty by the Warrantors in this Agreement and no information or materials provided to the Series C Investor in connection with its due diligence investigation of the Group Company or the negotiation and execution of the Transaction Documents, taken as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances in which they are made, not misleading.

4.Representations and Warranties of the Series C Investor.

The Series C Investor represents and warrants to the Company at the Closing that: (i) the Series C Investor has all requisite power and authority to execute and deliver this Agreement and each Transaction Document to which it is a party and to carry out and perform its obligations hereunder and thereunder, (ii) all action on the Series C Investor’ part (and, as

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applicable, its officers, directors and shareholders) necessary for the authorization, execution and delivery of this Agreement and each Transaction Document and the performance of all its obligations hereunder and thereunder has been taken, and (iii) this Agreement has been duly executed and delivered by the Series C Investor and constitutes, and each Transaction Document to which it is a party when executed and delivered by it will constitute, valid and legally binding obligations of it, enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.Conditions of the Series C Investor’ Obligations at the Closing.

The obligations of the Series C Investor to consummate the Closing under Section 2 is subject to the fulfillment, to the satisfaction of the Series C Investor, on or prior to the Closing, or waiver by the Series C Investor, of the following conditions:

5.1Representations and Warranties. Each of the representations and warranties of the Warrantors contained in Section 3 shall have been true and complete when made and shall be true and complete on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing, except in either case for those representations and warranties that address matters only as of a particular date, which representations will have been true and complete as of such particular date.

5.2Performance. Each Warrantor shall have performed and complied with all obligations and conditions contained in this Agreement and any Transaction Document that are required to be performed or complied with by them, on or before the Closing.

5.3Authorizations. All Consents of any competent Governmental Authority or of any other Person that are required to be obtained by any Party hereto (other than the Series C Investor) in connection with the consummation of the transactions contemplated by this Agreement shall have been duly obtained and effective as of the Closing, and evidence thereof shall have been delivered to the Series C Investor.

5.4Proceedings and Documents. All corporate and other proceedings of the Warrantors, if applicable, in connection with the transactions to be completed as of the Closing and all documents incident thereto, including without limitation written approval from all of the then current holders of equity interests of each such Person, as applicable, with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, shall have been completed in form and substance satisfactory to the Series C Investor, and the Series C Investor shall have received all such counterpart original or other copies of such documents as it may reasonably request.

5.5Transaction Documents. Each of the parties (other than the Series C Investor) to the Transaction Documents shall have executed and delivered such Transaction Documents to the Series C Investor in the forms satisfactory to the Series C Investor.

5.6Due Diligence. The Series C Investor shall have completed and be satisfied with the results of all business, legal and financial due diligence and any items requiring correction identified by the Series C Investor shall have been corrected to the Series C Investor’ satisfaction. Without limiting the foregoing, the Series C Investor shall have received from the

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Company or the relevant Group Company, as applicable, all documents and other materials requested by the Series C Investor for the purpose of examining and confirming (i) the rights of any Group Company with respect to its businesses as now conducted and proposed to be conducted and the status of such rights shall be satisfactory to the Series C Investor in their sole discretion, and (ii) the compliance with all applicable Tax reporting and payment requirements as of the Closing by the Group Companies. For the avoidance of doubt, the signing of this Agreement shall be deemed as the fulfillment of this condition precedent.

5.7Investment Committee Approval. The Series C Investor’ investment committee, management, board of directors or other authorizing body, where applicable, shall have approved the Series C Investor’ purchase of the Purchased Shares on or prior to the Closing pursuant to this Agreement. For the avoidance of doubt, the signing of this Agreement shall be deemed as the fulfillment of this condition precedent.

5.8No Material Adverse Change. There has not been any Material Adverse Effect on the condition (financial or otherwise), assets relating to, or results of operation of or business (as presently conducted and proposed to be conducted) of any Group Company.

5.9No Litigation. No action, suit, proceeding, claim, arbitration or investigation shall have been threatened or instituted against the Founder, the Group Companies or the Series C Investor seeking to enjoin, challenge the validity of, or assert any liability against any of them on account of, any transactions contemplated by this Agreement.

5.10Amendment of Charter Documents. The Memorandum and Articles, in the form attached hereto as Exhibit A, shall have been duly adopted by all necessary action of the Board of Directors and/or the members of the Company, and such adoption shall have become effective prior to the Closing with no alternation or amendment as of the Closing, with evidence thereof being furnished to each of the Investors to its reasonable satisfaction, and the Memorandum and Articles shall have been duly submitted for filing with the Registrar of Companies of the Cayman Islands at the Closing as evidenced by an email confirmation from the registered office provider of the Company.

5.11Closing Certificate. The Warrantors shall have executed and delivered to the Series C Investor at the Closing a certificate dated as of the Closing stating that the conditions specified in this Section 5 (except for Section 5.6 and Section 5.7) have been fulfilled as of the Closing.

6.Conditions of the Warrantors’ Obligations at the Closing.

The obligations of the Warrantors to consummate the Closing under Section 2 of this Agreement, unless otherwise waived in writing by the Warrantors, are subject to the fulfillment by the Series C Investor on or before the Closing of each of the following conditions:

6.1Representations and Warranties. The representations and warranties of the Series C Investor contained in Section 4 shall have been true and complete when made and shall be true and complete on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing, except in either case for those representations and warranties that address matters only as of a particular date, which representations will have been true and complete as of such particular date.

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6.2Performance. The Series C Investor shall have performed and complied with all covenants, obligations and conditions contained in this Agreement that are required to be performed or complied with by such Series C Investor on or before the Closing.

6.3Authorizations. All Consents of any competent Governmental Authority or of any other Person that are required to be obtained by the Series C Investor in connection with the consummation of the transactions contemplated by this Agreement shall have been duly obtained and effective as of the Closing.

6.4Transaction Documents. The Series C Investor shall have executed and delivered to the Warrantors the Transaction Documents to which it is a party.

6.5Provision of the Loan. The Series C Investor shall have provided the Loan to Baijiashilian on the terms and conditions specified in the Loan Agreement.

7.Confidentiality.

7.1Disclosure of Terms. The terms and conditions of the Transaction Documents, and all Exhibits and Schedules attached to such agreements (collectively, the “Confidential Information”), shall be considered confidential information and shall not be disclosed by any Party hereto to any third party.

7.2Press Releases. No announcement regarding any of the Confidential Information in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public may be made without the prior written consent of the Series C Investor. Any press release issued by the Company shall not disclose any of the Confidential Information and the final form of such press release shall be approved in advance in writing by the Series C Investor.

7.3Permitted Disclosures. Notwithstanding the foregoing, Section 7.1 shall not apply to (a) Confidential Information which a restricted party learns from a third party which such third party reasonably believes to have the right to make the disclosure, provided that the restricted party complies with any restrictions imposed by such third party; (b) Confidential Information which is rightfully in the restricted party’s possession prior to the time of disclosure by the protected party and not acquired by the restricted party under a confidentiality obligation; (c) Confidential Information which enters the public domain without breach of confidentiality by the restricted party; (d) disclosures of Confidential Information by a Party to its current or bona fide prospective Series C Investor, Affiliates and their respective employees, bankers, lenders, accountants, legal counsels, business partners or representatives or advisors who need to know such information, in each case only where such persons or entities are informed of the confidential nature of the Confidential Information and are under appropriate nondisclosure obligations substantially similar to those set forth in Section 7; (e) disclosures of Confidential Information to a bona fide purchaser or transferee of the Shares held by the Series C Investor where such purchaser or transferee is informed of the confidential nature of the Confidential Information and are under appropriate nondisclosure obligations substantially similar to those set forth in this Section 7; (f) disclosures of Confidential Information if such disclosure is approved in writing by the Company, the Founder and the Series C Investor;(g) for the Series C Investor, any information for fund and inter-fund reporting purposes; and (h) disclosures of Confidential Information to the extent required pursuant to applicable Law (including the applicable rules of any stock exchange), in which case the party required to make such disclosure (the “Disclosing Party”) shall provide the other Parties hereto with prompt

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written notice of that fact, shall consult with the other Parties hereto regarding such disclosure, and shall, to the extent reasonably possible and with the cooperation and reasonable efforts of the other Parties, seek a protective order, confidential treatment or other appropriate remedy. In such event, the Disclosing Party shall furnish only that portion of the information which is legally required to be disclosed.

7.4The provisions of this Section 7 shall terminate and supersede the provisions of any separate nondisclosure agreement executed by any of the Parties hereto with respect to the transactions contemplated hereby, including without limitation, any term sheet, letter of intent, memorandum of understanding or other similar agreement entered into by the Company and the Series C Investor in respect of the transactions contemplated hereby.

8.Undertaking.

8.1Use of Proceeds. The Group Companies shall use the proceeds from the issuance and sale of the Purchased Shares for purpose of the business expansion, capital expenditures and general working capital needs of the Group Companies in accordance with the budgets and business plans of the Company duly approved in accordance with the Shareholders Agreement and Memorandum and Articles of the Company, and shall not use such proceeds to pay any debt of the Group Companies or the Founder, or to repurchase or cancel any securities held by any shareholder of the Group Companies or to make any payments to the shareholders or Affiliates of any Group Company or for any other purposes without the prior written consent of the Series C Investors.

8.2Business of the Group Companies. Unless otherwise agreed by the Series C Investor in written,

(i)the business of the Company shall be restricted to the holding, management and disposition of equity interest in the HK Company;

(ii)the business of the HK Company shall be restricted to the holding, management and disposition of equity interest in the WFOE; and

(iii)the business of the Domestic Companies and the WFOE shall be restricted to their respective Business.

8.3Conduct of Business. During the period from the date hereof to the Closing, each Group Company shall:

(i)use reasonable efforts to preserve intact its business organization and keep available the services of present employees, in each case in accordance with past practice;

(ii)comply in all material respects with all Laws applicable to it or to the conduct of its business and, in the ordinary course consistent with past practice, perform and comply with all Contracts, commitments and obligations by which it is bound;

(iii)duly and timely file (giving effect to any permitted extensions) all Tax returns or reports required to be filed with taxing authorities and portly pay all Taxes, assessments and governmental charges levied or assessed upon them or any of their properties (unless contesting the same in good faith and adequate provision has been made therefore);

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(iv)in the ordinary course consistent with past practice, preserve, advertise, promote and market its business, keep its properties intact, maintain good commercial working relationships with its suppliers and customers, preserve its goodwill, and maintain all physical properties in good operating condition;

(v)in the ordinary course consistent with past practice, preserve and protect its Intellectual Property; and

(vi)operate its business solely in the ordinary course consistent with past practice.

8.4Notice of Litigation and Proceedings. Starting from the date hereof, the Warrantors shall give prompt notice in writing to the Series C Investor of any litigation, arbitral proceeding and regulatory proceedings affecting any of the Group Companies or any of their respective properties or the transactions contemplated under the Transaction Documents.

8.5Notice of Developments. Starting from the date hereof, the Warrantors shall give prompt written notice to the other parties of any material adverse development that results in or could reasonably be expected to result in a breach of any of the representations, warranties, covenants or agreements contained in this Agreement.

8.6No Engagement. Until (i) the first anniversary of a Qualified Public Offering, (ii) the Liquidation Event (as defined in the Memorandum and Articles), or (iii) the Series C Investor holds no Equity Securities of the Company, whichever is earlier, the Founder (i) shall be subject to the terms and conditions of the employment agreement with a Group Company and devote most of his professional time to attend the business of the Group Companies; (ii) shall not seek or engage in any other business (no matter whether such business is similar to or competing with the business carried on by any Group Company) or endeavors unless with prior written approval of the Series C Investor; and (iii) shall not resign from the Group Companies unless his resignation or alternative arrangement for such resignation is approved by the Series C Investor.

8.7Compliance with Laws. The Group Companies shall, and each Warrantor shall cause the Group Companies to, conduct their respective business in compliance in all material respects with all applicable Laws, and obtain, make and maintain in effect, all Consents from the relevant Governmental Authority or other Person required in respect of the due and proper establishment and operations of each Group Company as now conducted in accordance with applicable Laws.

8.8Stamped Memorandum and Articles. The Company shall obtain the duly stamped Memorandum and Articles and provide the scan copy of the same to the Series C Investor within fifteen (15) Business Days after the Closing.

8.9Subject to the provisions as set forth in the Loan Agreement, in the event that the Series C Investor fails to obtain its ODI Approvals on or before Closing Longstop Date for reasons that are not attributable to the Group Company and/or the Founder, the obligations of any Group Company under this Agreement may be terminated by written notice by such Group Company to such Series C Investor, at such Group Company’s own election and discretion, after which this Agreement shall be of no further force or effect with respect to such Series C Investor. The Closing Longstop Date may be extended upon mutual consent of the Company and the Series C Investor. The Company shall give the Series C Investor a written notice on the status of the Qualified IPO thirty (30) days prior to the Closing Longstop Date.

24	Share Purchase Agreement

8.10Confirmation from Zhiyun Lingfei Team. As soon as practicable after the Closing, the Group Companies shall obtain a confirmation letter from Zhiyun Lingfei Team in form and substance satisfactory to the Series C Investor, stating that (i) all the obligations of Baijiashilian under the Zhiyun Lingfei Acquisition Agreement have been fulfilled; (ii) Zhiyun Lingfei Team waives any and all claims against Baijiashiyun in connection with the Zhiyun Lingfei Acquisition Agreement and the matters prescribed thereunder, and (iii) there is no dispute, controversy or claim between Baijiashilian and the Zhiyun Lingfei Team in connection with the Zhiyun Lingfei Acquisition Agreement.

8.11Registration of Local Branches in Shanghai, Shenzhen and Changsha. As soon as practicable after the Closing, the Group Companies shall complete the registration of loach branches in Shanghai, Shenzhen and Changsha with competent SAMR.

8.12Filing of Graded Protection of Cybersecurity and Mobile Apps. As soon as practicable after the Closing, the Group Companies shall complete the filing of graded protection of cybersecurity with respect to its computer information system, and shall complete the filing of the mobile apps that offers certain educational services with competent provincial education department.

8.13Proprietary Rights Protection. The Group Companies shall establish and maintain appropriate intellectual inspection system to protect the proprietary rights of all Intellectual Properties of the Group Companies. The Group Companies shall, and the Founders shall cause the Group Companies to, fully comply with the Laws in respect of the protection of the proprietary rights of all Intellectual Properties owned or used by the Group Companies and refrain from infringing from the proprietary rights of all Proprietary Assets of other parties.

As soon as practicable after the Closing, each of the Group Companies shall, apply, register, obtain and/or maintain any and all Intellectual Properties necessary for its business operation, including but not limited to any trademarks, patents, copyrights or domain names, with competent government authorities once qualified.

8.14Filing of Lease Agreements. As soon as practicable after the Closing and as required by the competent Governmental Authority, the Warrantors shall use commercially reasonable efforts to file the lease agreements of each Group Company with the relevant real property administration authorities.

8.15Shareholding of Domestic Companies. In the event (i) the validity or stability of the VIE structure of the Group Companies is challenged; (ii) any Control Agreements is terminated for any reason, or (iii) there is any material amendment to or breach of any Control Agreement which is in violation of the Shareholders Agreement and Memorandum and Articles, upon the request of the Series C Investor, a nominee designated by such Investor shall, by ways acceptable to such Series C Investor, acquired certain equity interests of the Baijiashilian and/or any other Domestic Companies (other than the WFOE) for free. After such acquisition of equity interests, the share percentage held by the nominee of such Series C Investor in such Domestic Companies shall be equal to the percentage of then outstanding share capital of the Company (on an as-converted basis) that is owned by such Series C Investor. All necessary documentation to facilitate such nominee designated by such Sereis C Investor for the acquisition of such equity interests of such Domestic Companies shall have been executed and delivered to such Series C Investor in a form and substance reasonably satisfactory to such Series C Investor (including the amended and restated articles of association of such Domestic Companies and the then effective existing Control Agreements (as amended from time to time),

25	Share Purchase Agreement

which shall reflect relevant rights of such Series C Investor under the Transaction Documents, collectively, the “Application Documentation”).

Within one (1) months upon the request of the Series C Investor, such Series C Investor shall be provided with evidence satisfactory to it proving that relevant Domestic Companies have duly filed the Application Documentation with the relevant Governmental Authorities. In the event that an minimum amount of capital contribution is required for such Series C Investor to acquire the equity interests of the such Domestic Companies, the Group Company shall take all necessary measures to ensure such Series C Investor acquires such equity interests at no costs, including without limitation to have the Founder transfer such amount of equity interests to such Series C Investor free of charge or have any Group Company provide funding to such Series C Investor at no cost of such Series C Investor to subscribe such equity interests.

8.16Use of New Oriental’s Name or Logo. Without the prior written consent of New Oriental, and whether or not New Oriental then holds, directly or indirectly, the Series C Warrant or any Equity Securities of the Company, none of the Group Companies shall use, publish or reproduce the trademark or brand text or logo of “New Oriental” or or “xdf” in any form in any of their marketing, advertising or promotion materials or otherwise for any marketing, advertising or promotional purposes.

8.17Completion of VIE Restruction. Within three (3) months after the Closing, the Group Company shall (i) complete the establishment of WFOE and such WFOE shall execute a joinder agreement to this Agreement in the form attached hereto as Exhibit E and a joinder agreement to the Shareholders Agreement in the form attached thereto as Exhibit B; (ii) execute the Control Documents in form and substance satisfactory to the Series C Investor; (iii) cause the equity pledge as contemplated by the equity pledge agreement in the Control Documents to be duly registered in accordance with applicable PRC Laws; and (iv) ensure that all the Prior Shareholders Agreements have been terminated and superseded by the Shareholders Agreement (collectively, the “VIE Restruction”). In the event of the failure of the Company to complete VIE Restruction within three (3) months after the Closing, the Series C Investor is entitled to request the Company to repay the Loan immediately in accordance with the Loan Agreement.

9.Termination.

9.1Termination of Agreement. This Agreement and the transactions contemplated by this Agreement shall terminate if:

(i)the Parties hereto mutually agree to terminate this Agreement in writing;

(ii)at any time before Closing, any other undertaking or obligation of the Warrantors under this Agreement has been materially breached and (a) such breach is incurable, or (b) such breach is curable and has not been cured within thirty (30) business days after receipt of the written notice from the Series C Investor, then the Series C Investor may in its sole discretion without any liability on its part, by notice in writing to the other Parties, rescind or terminate this Agreement.

9.2Effect of Termination. Upon the termination of this Agreement pursuant to Section 9.1 hereof, this Agreement shall become null and void and the rights and obligations of the Parties hereunder shall terminate and expire without any liability of any Party to any other Party; provided, however, that (a) the provisions and obligations of the Parties under this

26	Share Purchase Agreement

Section 9.2, Section 7 and Section 10 hereof shall survive any such termination, and (b) nothing in this Section 9.2 shall be deemed or construed to limit, diminish or otherwise impair any liability that a Party in material breach of its representations, warranties, covenants or agreements hereunder may have to the other Party under applicable Law or in equity.

10.	Miscellaneous.

10.1Indemnity.

(i)General Indemnity. Each of the Warrantors hereby agrees to jointly and severally indemnify and hold harmless each Indemnitee from and against all Indemnifiable Loss, arising out of or resulting from: (i) the breach of any representation or warranty made by any of the Warrantors contained in this Agreement or in any of the other Transaction Documents, (ii) the breach of any covenant or agreement by any of the Warrantors contained in this Agreement or in any other Transaction Document, (iii) the obligations and responsibilities for risks of recovering and fines relating to the penalties, recovering, supplementary payment, compensation, late fees, indemnification, fines or other remedy measures caused by violation of applicable Laws, or (iv) any other matters, things or events which give rise to them suffering or incurring Indemnifiable Losses with respect to their or their Affiliates’ investments (whether by subscription of new shares or any increase in the registered capital, or by transfer of existing shares or equity interests) in the Baijiashilian, the Company or any other Group Company. The provisions of this Section 10.1 shall survive any termination of this Agreement.

(ii)Special Indemnity. Without limiting the generality of the foregoing, each Warrantor shall, jointly and severally, indemnify and hold harmless each Indemnitee from and against any and all Indemnifiable Losses suffered by such Indemnitee, directly or indirectly, as a result of, or based upon or arising from (a) any Action in connection with any failure to pay Social Insurance contribution by any Group Company before the Closing, (b) any failure to obtain any Consent required for the business operation of any Group Company before the Closing, (c) any Tax liability of any Group Company accrued before the Closing, and (d) any infringement of Intellectual Property by or of any third party (including infringement of any Intellectual Property of any of the Founder’s former employers) in connection with or arising from any Group Company’s conducting of its Business or any Group Company’s use of such Intellectual Properties. Such indemnification shall not be prejudiced by or be otherwise subject to any disclosure.

(iii)Notwithstanding any other provision contained herein, absent fraud, intentional misrepresentation, or willful misconduct of the Warrantors, the maximum aggregate liability of the Founder, the Founder Holding Company, and the Senior Management Holding Companies towards the Indemnitee for and against any and all Indemnifiable Loss shall be limited to the consideration actually obtained from the disposal at a price not lower than the fair market value of the Ordinary Shares directly or indirectly held by it in the Group Companies.

10.2Tax Basis Indemnification. The Warrantors shall cooperate with and provide all the necessary assistance to the Series C Investor required to obtain the ODI Approvals within a reasonable period of time. If the Series C Investor has not obtained the ODI Approvals before the consummation of the Qualified IPO of the Company, such Series C Investor or its designated party shall be entitled to purchase the Series C Preferred Shares under its Series C Warrant at par value or nominal price. To the extent that such Series C Investor’s failure to

27	Share Purchase Agreement

obtain the ODI Approval is solely attributable to the Company, in the event of a sale of Shares in the Company by the Series C investor after its exercise of the Series C Warrant, the Company shall indemnify such Series C Investor for any shortfall between the total Exercise Price (as defined in the Series C Warrant) paid by the Series C Investor pursuant to the Series C Warrant and the actual tax basis equal to the Subscription Price. If the amount of investment approved by the Governmental Authority to be invested in the Company (the “Approved Investment Amount”) is less than the Subscription Price, the Company shall cooperate with such Series C Investor to inject the Approved Investment Amount into the Company for all the Series C Preferred Shares that such Series C Investor is entitled to purchase under its Series C Warrant. To the extent that such Series C Investor’s failure to obtain the ODI Approval for all the Subscription Price is solely attributable to the Company, in the event of a sale of Shares in the Company by the Series C investor after its exercise of the Series C Warrant, the Company shall indemnify such Series C Investor for any shortfall between the total Exercise Price paid by the Series C Investor pursuant to the Series C Warrant and the actual tax basis equal to the Subscription Price.

10.3Further Assurances. Upon the terms and subject to the conditions herein, each of the Warrantors agrees to take or cause to be taken all action, to do or cause to be done, to execute such further instruments, and to assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the other Transaction Documents and, to the extent reasonably requested by another Party, to enforce rights and obligations pursuant hereto or thereto.

10.4Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto whose rights or obligations hereunder are affected by such terms and conditions. This Agreement and the rights and obligations therein may not be assigned by any Warrantor without the prior written consent of the Series C Investor. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The rights of the Series C Investor hereunder are assignable to any Person in connection with the transfer (subject to applicable Laws) of Equity Securities or Series C Warrant held by the Series C Investor but only to the extent of such transfer, and any such transferee shall execute and deliver to the Company and the other Parties hereto a joinder agreement becoming a Party hereto as an “Series C Investor” subject to the terms and conditions hereof.

10.5Governing Law. This Agreement shall be governed by and construed under the Laws of Hong Kong, without regard to principles of conflict of Laws thereunder.

10.6Dispute Resolution.

(i)Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

28	Share Purchase Agreement

(ii)The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules. There shall be three (3) arbitrators to be appointed according to the HKIAC Rules. The HKIAC Council shall select the arbitrator, who shall be qualified to practice law in Hong Kong.

(iii)The arbitration shall be conducted in Chinese. During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

10.7Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to the address of the relevant Party as provided in the Shareholders Agreement (or at such other address as such Party may designate by fifteen (15) days’ advance written notice to the other Parties to this Agreement given in accordance with this Section 10.7. Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a written confirmation of delivery, and to have been effected at the earlier of (i) delivery (or when delivery is refused) and (ii) expiration of two (2) Business Days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be affected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid, if such day is a Business Day and if sent during normal business hours of the recipient, otherwise the next Business Day. Notwithstanding the foregoing, to the extent a “with a copy to” address is designated, notice must also be given to such address in the manner above for such notice, request, consent or other communication hereunder to be effective.

10.8Rights Cumulative; Specific Performance. Each and all of the various rights, powers and remedies of a party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at Law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party. Without limiting the foregoing, the Parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

10.9Fees and Expenses. With respect to the Series C Investor, subject to a cap of RMB600,000 (excluding VAT), at the Closing or in the event that the transactions contemplated herein fail to consummate due to the reason of Warrantors, the Company shall bear the legal, financial and all other expenses (the “Transaction Expenses”) incurred by the Series C Investor in respect of the negotiation, preparation, execution and carrying into effect of this Agreement and the transactions contemplated herein, while the Series C Investor shall bear its own expenses if the entire transactions contemplated herein fail to consummate solely due to the reason of the Series C Investor. If the transactions contemplated by this Agreement fail to be

29	Share Purchase Agreement

consummated due to reasons beyond control of the Series C Investor and the Warrantors, the Series C Investor and the Warrantors shall bear fifty percent (50%) of the Transaction Expenses of the Series C Investor.

10.10Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

10.11Amendments and Waivers. Any term of this Agreement may be amended, only with the written consent of each of (a) the Warrantors and (b) the Series C Investor. Any amendment effected in accordance with this paragraph shall be binding upon each of the Parties hereto. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Party against whom such waiver is sought.

10.12No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy power hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

10.13Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

10.14No Presumption. The Parties acknowledge that any applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

10.15Headings and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. Unless a provision hereof expressly provides otherwise: (i) the term “or” is not exclusive; (ii) words in the singular include the plural, and words in the plural include the singular; (iii) the terms “herein”, “hereof”, and other similar words refer to this Agreement as a whole and not to any particular section, subsection, paragraph, clause, or other

30	Share Purchase Agreement

subdivision; (iv) the term “including” will be deemed to be followed by, “but not limited to”; (v) the masculine, feminine, and neuter genders will each be deemed to include the others; (vi) the terms “shall”, “will”, and “agrees” are mandatory, and the term “may” is permissive; (vii) the term “day” means “calendar day”, and “month” means calendar month; (viii) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement; (ix) all references in this Agreement to designated Schedules, Exhibits and Appendices are to the Schedules, Exhibits and Appendices attached to this Agreement; (x) the phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning;(xi) references to laws include any such law modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted, or extended by the same or pursuant to which the same is made; (xii) each representation, warranty, agreement, and covenant contained herein will have independent significance, regardless of whether also addressed by a different or more specific representation, warranty, agreement, or covenant;(xiii) all accounting terms not otherwise defined herein have the meanings assigned under the Accounting Standards;(xiv) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms; (xv) references to this Agreement, any other Transaction Documents and any other document shall be construed as references to such document as the same may be amended, supplemented or novated from time to time;and (xvi) all references to dollars or to “US$” are to currency of the United States of America and all references to RMB are to currency of the PRC (and each shall be deemed to include reference to the equivalent amount in other currencies).

10.16Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

10.17Entire Agreement. This Agreement and the Transaction Documents, together with all schedules and exhibits hereto and thereto, constitute the full and entire understanding and agreements among the Parties with regard to the subjects hereof and thereof, and supersede all other agreements between or among any of the Parties with respect to the subject matters hereof and thereof, and no Party shall be liable or bound to any other Party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

10.18Use of English Language. This Agreement has been executed and delivered in the English language. Any translation of this Agreement into another language shall have no interpretive effect. All documents or notices to be delivered pursuant to or in connection with this Agreement shall be in the English language or, if any such document or notice is not in the English language, accompanied by an English translation thereof, and the English language version of any such document or notice shall control for purposes thereof.

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31	Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

COMPANY:

HK COMPANY:

DOMESTIC COMPANY:

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

FOUNDER:

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

SERIES C INVESTOR:

Signature Page to Share Purchase Agreement

SCHEDULE I

CAPITALIZATION TABLE IMMEDIATELY BEFORE CLOSING (ASSUMING

FULL EXERCISE OF WARRANTS)

Shareholder	Class of Shares	Number of Shares	Percentage
Jia Jia Limited	Ordinary Shares	21,650,830	26.10%
Duo Duo International Limited	Ordinary Shares	10,940,641	13.19%
Nuan Nuan Ltd	Ordinary Shares	2,800,000	3.38%
ABUNDANT MAGNUM LIMITED	Ordinary Shares	200,005	0.24%
IBettering International Group Limited	Ordinary Shares	5,047,504	6.08%
IGrowing International Group Limited	Ordinary Shares	3,430,320	4.14%
IBettering International Group Limited	Series A Preferred Shares	901,333	1.09%
IGrowing International Group Limited	Series A Preferred Shares	574,017	0.69%
QFcapital Limited	Series A Preferred Shares	900,008	1.08%
QF Group Limited	Series A Preferred Shares	799,993	0.96%
Banyan Partners FundII, L.P.	Series A Preferred Shares	1,499,996	1.81%
Bshvc Limited	Series A Preferred Shares	115,079	0.14%
	Series A Preferred Shares	5,132,096	6.19%
	Series A Preferred Shares	73,541	0.09%
Jia Jia Limited	Series A+ Preferred Shares	7,097,447	8.56%
BSH Winning Limited	Series A+ Preferred	3,424,967	4.13%

Schedule I

	Shares
	Series A+ Preferred Shares	1,894,679	2.28%
	Series B Preferred Shares	1,356,174	1.63%
SMCD Limited	Series B Preferred Shares	1,284,992	1.55%
Xiangmu Ltd	Series B Preferred Shares	71,182	0.09%
Yijia Enterprise Management Limited	Series B Preferred Shares	1,107,553	1.34%
Arbor Investment Holdings Limited	Series B Preferred Shares	1,107,553	1.34%
	Series B Preferred Shares	2,797,143	3.37%
GP Hitech Holdings Limited	Series B Preferred Shares	3,322,672	4.01%
GP Venture Capital Limited	Series B+ Preferred Shares	2,034,280	2.45%
	Series B+ Preferred Shares	3,085,324	3.72%
	Series B+ Preferred Shares	305,142	0.37%
/	/	82,954,471	100.00%

Signature Page to Share Purchase Agreement

SCHEDULE II

CAPITALIZATION TABLE IMMEDIATELY AFTER CLOSING (ASSUMING FULL EXERCISE OF WARRANTS)

Shareholder	Class of Shares	Number of Shares	Percentage
Jia Jia Limited	Ordinary Shares	21,650,830	22.82%
Duo Duo International Limited	Ordinary Shares	10,940,641	11.53%
Nuan Nuan Ltd	Ordinary Shares	2,800,000	2.95%
ABUNDANT MAGNUM LIMITED	Ordinary Shares	200,005	0.21%
IBettering International Group Limited	Ordinary Shares	5,047,504	5.32%
IGrowing International Group Limited	Ordinary Shares	3,430,320	3.62%
IBettering International Group Limited	Series A Preferred Shares	901,333	0.95%
IGrowing International Group Limited	Series A Preferred Shares	574,017	0.61%
QFcapital Limited	Series A Preferred Shares	900,008	0.95%
QF Group Limited	Series A Preferred Shares	799,993	0.84%
Banyan Partners FundII, L.P.	Series A Preferred Shares	1,499,996	1.58%
Bshvc Limited	Series A Preferred Shares	115,079	0.12%
	Series A Preferred Shares	5,132,096	5.41%
	Series A Preferred Shares	73,541	0.08%
Jia Jia Limited	Series A+ Preferred Shares	7,097,447	7.48%
BSH Winning Limited	Series A+ Preferred	3,424,967	3.61%

Schedule II

	Shares
	Series A+ Preferred Shares	1,894,679	2.00%
	Series B Preferred Shares	1,356,174	1.43%
SMCD Limited	Series B Preferred Shares	1,284,992	1.35%
Xiangmu Ltd	Series B Preferred Shares	71,182	0.08%
Yijia Enterprise Management Limited	Series B Preferred Shares	1,107,553	1.17%
Arbor Investment Holdings Limited	Series B Preferred Shares	1,107,553	1.17%
	Series B Preferred Shares	2,797,143	2.95%
GP Hitech Holdings Limited	Series B Preferred Shares	3,322,672	3.50%
GP Venture Capital Limited	Series B+ Preferred Shares	2,034,280	2.14%
	Series B+ Preferred Shares	3,085,324	3.25%
	Series B+ Preferred Shares	305,142	0.32%
ESOP	Ordinary Shares	9,486,042	10.00%
	Series C Preferred Shares	2,419,909	2.55%
/	/	94,860,422	100.00%

Schedule II

SCHEDULE III

SERIES C INVESTOR

Series C Investor	Number of Subscription Shares	Class of Subscription Shares	Subscription Price (RMB)
New Oriental Xingzhi Education and Cultural Industry Fund (Zhangjiagang) Partnership (L.P.)	2,419,909	Series C Preferred Shares	RMB75,000,000 or its US$ equivalent

Schedule III

EXHIBIT A

Memorandum and Articles

EXHIBIT A

EXHIBIT B

Shareholders Agreement

EXHIBIT B

EXHIBIT C

Loan Agreement

EXHIBIT C

EXHIBIT D

Series C Warrant

EXHIBIT D

Exhibit E

JOINDER TO SHARE PURCHASE AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Share Purchase Agreement dated as of [*], 2021 (the “Share Purchase Agreement”) by and among Baijiayun Limited, a company established and existing under the Laws of the Cayman Islands (the “Company”), the Series C Investor (as defined therein) and certain other parties thereto.

Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Share Purchase Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to the Share Purchase Agreement as of the date hereof and shall have all of the rights and obligations of a “WFOE” or a “Group Company” or a “Warrantor” thereunder as if it had executed the Share Purchase Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Share Purchase Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

EXHIBIT E